Eneti Inc. Announces a Contract for the Construction of One Next-Generation Offshore Wind Turbine Installation Vessel and Provides an Update on Its Jones Act Initiative
MONACO, May 11, 2021 (GLOBE NEWSWIRE) -- Eneti Inc. (NYSE: NETI) (“Eneti” or the “Company”) announced today that it entered into a binding agreement for the construction of one Wind Turbine Installation Vessel (“WTIV” or the “Vessel”). In addition, the Company announced that it is in advanced discussions with American shipbuilders for the construction of a Jones Act-Compliant WTIV.
Newbuilding Contract
The Company has entered into a binding agreement with Daewoo Shipbuilding and Marine Engineering for the construction of one WTIV. The contract price is $330 million and the Vessel will be delivered in early Q3, 2024. In addition, the Company holds an option to construct an additional Vessel at the same price, net of currency adjustments.
The Vessel is an NG-16000X design by GustoMSC (a subsidiary of National Oilwell Varco – NYSE:NOV), and includes a 2,600 Ton Leg Encircling Crane from Huisman Equipment B.V. of the Netherlands. The Vessel is capable of installing up to 20 Megawatt turbines at depths of up to 65 meters of water, and it can be adapted to operate on the alternate fuels of LNG or Ammonia.
Jones Act Initiative
Separately, the Company announced it is in advanced discussions with several American shipbuilders for the construction of a Wind Turbine Installation Vessel.   This vessel would be constructed, financed, and operated by American citizens in compliance with the Jones Act, in order to address the heightened demand for transportation and installation capacity on the Continental Shelf of the United States.
Emanuele A Lauro, Chairman and Chief Executive Officer, commented “Since last August, we have been unequivocal about our intention to enter the Wind Turbine Installation sector.  This contract with Daewoo is a milestone for the Company, as it reflects months of customer engagement and collaboration with partners, both old and new.  This Vessel will have the advanced lifting capabilities and energy efficiency that offshore wind developers require, not just today but well into the next decade.
In addition, we are laying the groundwork for a Jones-Act compliant WTIV to address the American mandate for offshore wind development.  The growing calls for a safe, efficient, American-constructed and American-operated asset have been clear and loud.  We are intent on providing a state-of-the-art solution to our customers so that they can comply with the Jones Act as they bring renewable energy to the U.S. consumer.”

Conference Call
A conference call to discuss the Company’s newbuild contract will be held at 1:00 PM Eastern Daylight Time / 7:00 PM Central European Summer Time on May 13, 2021.
Those wishing to listen to the call should dial 1 (866) 219-5268 (U.S.) or 1 (703) 736-7424 (International) at least 10 minutes prior to the start of the call to ensure connection. The conference participant passcode is 3164396.
The information provided on the teleconference is only accurate at the time of the conference call, and the Company will take no responsibility for providing updated information.
There will also be a simultaneous live webcast over the internet, through the Eneti Inc. website www.eneti-inc.com.  Participants to the live webcast should register on the website approximately 10 minutes prior to the start of the webcast.
Webcast URL: https://edge.media-server.com/mmc/p/nfedgg4r
About Eneti Inc.
Eneti Inc. is focused on marine-based renewable energy and has invested in the next generation of wind turbine installation vessels (“WTIV”s).  Additional information about the Company is available on the Company’s website www.eneti-inc.com, which is not a part of this press release.

Forward-Looking Statements

Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words “believe,” “anticipate,” “intend,” “estimate,” “forecast,” “project,” “plan,” “potential,” “may,” “should,” “expect,” “pending” and similar expressions identify forward-looking statements. We undertake no obligation, and specifically decline any obligation, except as required by law, to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.
The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management’s examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.
In addition to these important factors, other important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the failure of counterparties to fully perform their contracts with us, the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and asset values, changes in demand for Wind Turbine Installation Vessel (“WTIV”) capacity, the length and severity of the ongoing novel coronavirus (COVID-19) outbreak, including its effects on demand for WTIVs and the installation of offshore windfarms thereof, changes in our operating expenses, including fuel costs, drydocking and insurance costs, the market for our WTIVs, availability of financing and refinancing, counterparty performance, ability to obtain financing and the availability of capital resources (including for capital expenditures) and comply with covenants in such financing arrangements, planned capital expenditures, our ability to successfully identify, consummate, integrate and realize the expected benefits from acquisitions and changes to our business strategy, fluctuations in the value of our investments, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption due to accidents or political events, vessel breakdowns and instances of off-hires and other factors.
Please see our filings with the Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties.
Contact:
Eneti Inc.
+377-9798-5715 (Monaco)
+1-646-432-1675 (New York)